Dimensional

September 21, 2021

Via EDGAR

Matthew S. Williams
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Mr. Williams

Re:	DFA Investment Dimensions Group Inc. File Nos. 2-73948 and 811-3258

Dear Mr. Williams:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 251/253 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 15, 2021, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the Emerging Markets ex China Core Equity Portfolio (the “Portfolio”).

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

The Registrant understands that the Registrant and management are responsible for the accuracy and adequacy of the disclosures not withstanding any review comment or action of the staff of the SEC.  The Registrant further acknowledges that, to the extent disclosure appears multiple times throughout the Amendment, any comment with regard to such disclosure applies equally throughout.

1.  Comment.  Please file your response to the Staff's comments on EDGAR at least 5 days in advance of the effective date. Please also send me notice by email at WilliamsMat@sec.gov and include a blackline copy showing changes from the initial filing.

 Response. The Registrant confirms it will file a response to the Staff's comments on EDGAR at least 5 days in advance of the effective date.

U.S. Securities and Exchange Commission
September 21, 2021

PROSPECTUS

Cover Page

2. Comment. Per Rule 313 of Regulation S-T, please update the ticker symbol on EDGAR when available.

 Response.  The Registrant will update EDGAR accordingly.

Fees and Expenses of the Portfolio

3. Comment.  Please conform the second sentence of the “Fees and Expenses of the Portfolio” section to the corresponding disclosure in Item 3 of Form N-1A.

  Response.  The Registrant believes the sentence as written complies with Instruction 1(b) of Item 3 of Form N-1A (i.e., which notes that a “Fund may modify the narrative explanations if the explanation contains comparable information to that shown”).  The Registrant, however, has bolded the information as shown in Item 3 of Form N-1A.

4. Comment.  Please file an executed version of the Portfolio’s fee waiver and expense assumption agreement.

 Response.  The Registrant confirms that the executed agreements for the Portfolio will be filed on EDGAR.

5. Comment.  Please revise the following sentence in the introductory paragraph of the Expense example to include the underlined language from Item 3 of Form N-1A.

The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods.

Response.  The Registrant respectfully submits that the disclosure conforms to the requirements of Item 3 of Form N-1A and the corresponding instructions because the Portfolio does not charge a redemption fee or a deferred sales charge (e.g., Instruction 4(f) to Item 3 of Form N-1A specifically notes to only “include [the] related narrative explanation…if a sales charge (load) or other fee is charged upon redemption”). Accordingly, no revisions to the disclosure have been made.

Principal Investment Strategies

6. Comment.  With respect to the following statement in the principal investment strategies: (1) consider whether it should reference “equity” securities; and (2) clarify what the Portfolio considers “emerging markets.”

U.S. Securities and Exchange Commission
September 21, 2021

•
The Emerging Markets ex China Core Equity Portfolio will pursue its investment objective by purchasing a broad and diverse group of securities associated with emerging markets authorized for investment by the Advisor’s Investment Committee (“Approved Markets”), which may include frontier markets (emerging market countries in an earlier stage of development) but which does not include China.

     Response.  The Registrant has revised such statement to reference “equity” securities.  In addition, the Registrant has moved the following disclosure into the principal investment strategies:

In determining which countries are eligible markets for the Portfolio, the Advisor may consider various factors, including, without limitation, the data, analysis, and classification of countries published or disseminated by the International Bank for Reconstruction and Development (commonly known as the World Bank), the International Finance Corporation, FTSE International, and MSCI.

7. Comment.  With respect to the following statement in the principal investment strategies: (1) please disclose the range of smaller capitalization companies; and (2) if smaller capitalization is intended to encompass both small and mid-cap securities, please supplementally confirm and clarify accordingly.

•	The Portfolio will invest in companies of all sizes, with increased exposure to smaller capitalization, lower relative price, and higher profitability companies.

 Response.  The Registrant respectfully declines to revise the disclosure to include a definition of smaller capitalization companies. The Registrant notes the Portfolio does not include “small capitalization” in its name and, accordingly, is not subject to such requirements of Rule 35d-1 under the 1940 Act.  Further, the Registrant believes the Portfolio clearly discloses it “will invest in companies of all sizes....”  The inclusion of mid-capitalization securities in the principal risks was incorporated in response to a prior SEC comment requesting such disclosure.

8. Comment.  Please revise the 80% policy as stated in the Prospectus to add the following: “plus the amount of any borrowings for investment purposes.”  In addition, please supplementally confirm that the Portfolio does not borrow for investment purposes.

   Response.  The Registrant respectfully declines to revise the disclosure. The requested disclosure is currently provided in the statement of additional information (“SAI”) for the Portfolio.   The Registrant, however, supplementally confirms that, as noted on page 3 of the SAI, the Portfolio does not currently intend to borrow money for investment purposes. Accordingly, the Registrant does not believe the disclosure is appropriate to include in the Prospectus.

9. Comment.  Please clarify whether the Portfolio’s 80% investment policy excludes China in the disclosure (e.g., by including a parenthetical).

   Response.  The Registrant respectfully declines to revise the disclosure. The Portfolio’s

U.S. Securities and Exchange Commission
September 21, 2021

80% policy, disclosed in the second paragraph of the Portfolio’s principal investment strategies, states that “the Portfolio will invest at least 80% of its net assets in emerging markets equity investments that are defined in the Prospectus as Approved Market securities.” The Registrant believes the first sentence of the principal investment strategies clearly states that the term “Approved Markets” excludes China. In addition, the Prospectus lists the countries designated as “Approved Markets” in Item 9, and that list excludes China.

Principal Risks

10. Comment.  Please consider including additional Covid risk disclosure in the “Equity Market Risk” in the Summary Section of the Prospectus, similar to the risk disclosure included in the “Additional Information on Investment Objective and Policies” section of the Prospectus.

 Response.  The Registrant respectfully declines to revise the disclosure. The Registrant believes Covid risk disclosure is appropriately included in the “Additional Information on Investment Objective and Policies” section of the Prospectus.

11. Comment.  Please consider whether a “Large Cap Company Risk” is an appropriate principal risk of the Portfolio.

 Response.  The Registrant believes that this investment risk is adequately covered by the Portfolio’s discussion of Equity Market Risk.

12. Comment.  Please include disclosure regarding foreign currency forward contracts in the principal investment strategies in light of their inclusion in the “Derivatives Risk.”  In addition, if the Portfolio enters into derivatives contracts for hedging purposes as a principal investment strategy, please add corresponding risk disclosure regarding hedging.

 Response.  The Registrant has revised the “Derivatives Risk” to remove the reference to foreign currency forward contracts.  The Registrant supplementally confirms that the Portfolio does not use derivatives for hedging purposes as a principal investment strategy.

13. Comment.  Please consider briefly describing the following associated risks of derivatives in the Summary Section of the Prospectus: counterparty, settlement, liquidity, interest rate, market, credit and management risks, and the risk of improper valuation.

 Response.  The Registrant believes that such level of detail is more appropriate for the Item 9 section of the Prospectus and appropriately includes such descriptions under the “Additional Information Regarding Investment Risks—Derivatives Risk” section of the Prospectus.

14. Comment.  Please consider including a “New Fund” principal risk that discloses the risks associated with investing in a new fund.

 Response.  The Portfolio is identified as a new fund with no operating history in its Prospectus.  The Registrant does not believe that a specific risk needs to be identified and notes

U.S. Securities and Exchange Commission
September 21, 2021

that the expenses associated with being a new fund are mitigated by the Fee Waiver and Expense Assumption Agreement for the Portfolio.

15.  Comment. Please consider including a “Management” principal risk to disclose the risks of active management.

 Response.  The Registrant respectfully declines to include an “Management” principal risk and believes that the principal risks of investing in the Portfolio are adequately addressed and disclosed to shareholders at this time.

Performance

16.  Comment.  When available, please supplementally provide the Staff with the broad-based securities index that the Portfolio will include in the “Performance Table.”

 Response.  The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities index to be utilized by the Portfolio is the MSCI Emerging Markets ex China Index (net dividends).

Additional Information on Investment Objective and Policies

17. Comment.  Please consider including the definitions of the “Investment Terms Used In The Prospectus” in the Summary Section of the Prospectus.

  Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant believes such definitions are appropriate provided in the “Additional Information on Investment Objective and Policies” section of the Prospectus.

18. Comment.  Please confirm if the Portfolio engages in active or frequent trading to achieve its investment objective per Instruction 7 to Item 9(b)(1) of Form N-1A.

 Response.  The Registrant supplementally confirms that the Portfolio does not engage in active or frequent trading to achieve its investment objective.

19. Comment.  With respect to the Portfolio’s 80% investment policy: (1) please clarify if it excludes China; and (2) note that shareholders will receive a 60-day notice of any change to the policy.

 Response.  As noted above, the Registrant respectfully declines to revise the Portfolio’s 80% policy. The Registrant believes the first sentence of the principal investment strategies clearly states that the term “Approved Markets” excludes China.  Further, the Registrant notes that General Instruction C.1(c) to Form N-1A notes that a prospectus should avoid “simply restating legal or regulatory requirements to which Funds generally are subject.”  Accordingly, the Registrant includes disclosure regarding the 60-day notice required pursuant to Rule 35d-1 under

U.S. Securities and Exchange Commission
September 21, 2021

the 1940 Act in the “Portfolio Characteristics, Policies and Investment Process” section of the SAI and respectfully declines to include such disclosure in the Prospectus.

20. Comment.  With respect to the following statement, please revise it to disclose the objective methods that the Advisor utilizes (e.g., does the Adviser rely on independent third-party lists, or other third-party data) in accordance with Rule 35d-1 under the 1940 Act.

In determining which countries are eligible markets for the Portfolio, the Advisor may consider various factors, including, without limitation, the data, analysis, and classification of countries published or disseminated by the International Bank for Reconstruction and Development (commonly known as the World Bank), the International Finance Corporation, FTSE International, and MSCI.

Response.  In addition to the disclosure noted above regarding what the Advisor may consider when determining which countries are eligible markets for the Portfolio, the disclosure also specifically lists each emerging market country that the Portfolio is authorized to invest in as of the date of the Prospectus.  Accordingly, the Registrant believes the requirements of Rule 35d-1 under the 1940 Act have been satisfied with respect to disclosing the eligible emerging markets that the Portfolio may invest in.

21.  Comment.  Please include additional disclosure regarding the country or countries in which the Portfolio may establish a wholly-owned subsidiary or trust for the purpose of investing in the local markets.  In addition, please include additional disclosure regarding such wholly-owned subsidiaries and/or trusts.

 Response. The Registrant confirms that, at the present time, the Portfolio does not anticipate establishing a wholly-owned subsidiary or trust for the purpose of investing in any markets and, accordingly, has removed such disclosure from the Prospectus.

22. Comment.  Please clarify the following statements in plain English:

The Advisor may consider a small capitalization company’s investment characteristics with respect to other eligible companies when making investment decisions and may exclude a small capitalization company when the Advisor determines it to be appropriate. Under normal circumstances, the Portfolio will seek to limit such exclusion to no more than 5% of the eligible small capitalization company universe in each country that the Portfolio invests. The Advisor may decrease the allocation of the Portfolio’s assets to eligible small capitalization companies that generally have lower profitability and/or higher relative prices.

Response.  The Registrant has revised the paragraph as follows:

The Advisor may consider a small capitalization company’s investment characteristics ~~with respect~~ as compared to other eligible companies when making investment decisions and may exclude a small capitalization company with high investment as measured by the company’s recent asset growth ~~when the Advisor~~

U.S. Securities and Exchange Commission
September 21, 2021

~~determines it to be appropriate. Under normal circumstances, the~~ The Portfolio will generally ~~seek to limit such exclusion to no~~ not exclude more than 5% of the eligible small capitalization company universe within each eligible country ~~that the Portfolio invests~~. The Advisor may decrease the amount that the Portfolio invests in ~~the allocation of the Portfolio’s assets to eligible~~ small capitalization companies that ~~generally~~ have lower profitability and/or higher relative prices.

23.	Comment. With respect to the following statement:

a.
Please confirm if such investments are a principal investment strategy, and if they are, please include principal investment strategy disclosure regarding them in Item 4 with corresponding principal risk disclosure;

b.	Please include if applicable, conflicts of interest disclosure for investments in affiliated funds; and
c.	Please also note that the Portfolio may invest in the money market funds for securities lending purposes.
In addition to money market instruments and other short-term investments, the Portfolio may invest in affiliated and unaffiliated registered and unregistered money market funds to manage cash pending investment in other securities or to maintain liquidity for the payment of redemptions or other purposes. Investments in ETFs and money market funds may involve a duplication of certain fees and expenses.

Response.  The Registrant confirms that such investments are not a principal investment strategy of the Portfolio, and accordingly, has removed such disclosure from the Prospectus.  With respect to securities lending, disclosure is already included in the Prospectus under “Securities Loans,” which notes that the Portfolio will generally invest the cash collateral received for the loaned securities in The DFA Short Term Investment Fund. Such section also discloses that The DFA Short Term Investment Fund is an affiliated registered money market fund managed by the Advisor for which the Advisor receives a management fee of 0.05% of the average daily net assets of the fund.

24. Comment.  With respect to the following statement under “Approved Markets,” please confirm that such countries would not include China:

The Investment Committee of the Advisor also may designate other countries as Approved Markets for investment in the future, in addition to the countries listed above.

 Response.  The Registrant has revised the disclosure to clarify that any such future designations would not include China.

25. Comment.  With respect to the following statement under “Approved Markets,” please confirm that the Portfolio would not invest in U.S. securities.

U.S. Securities and Exchange Commission
September 21, 2021

Although the Advisor does not intend to purchase securities not associated with an Approved Market, the Portfolio may acquire such securities in connection with corporate actions or other reorganizations or transactions with respect to securities that are held by the Portfolio from time to time.

Response.  As noted above, the disclosure specifically lists each emerging market country that the Portfolio is authorized to invest in as of the date of the Prospectus. As noted in the disclosure above, however, the Portfolio may acquire securities from other markets in connection with corporate actions or other reorganizations or transactions with respect to securities that are held by the Portfolio from time to time, which could include U.S. securities.

26.  Comment.  With respect to the following statement under “Approved Markets,” please confirm whether this is applicable due to it being a new fund:

Also, the Portfolio may continue to hold investments in countries that are not currently designated as Approved Markets, but had been authorized for investment in the past, and may reinvest distributions received in connection with such existing investments in such previously Approved Markets.

 Response.  The Registrant respectfully declines to revise the disclosure.  The disclosure is will be applicable as soon as the Portfolio becomes operational.

27. Comment.  With respect to the following statement under “Approved Markets,” please supplementally confirm how these would constitute Approved Market securities:

 Approved Market Securities are…(e) securities included in the Portfolio’s benchmark index, which tracks Approved Markets….

 Response.  The Portfolio’s benchmark index is anticipated to be the MSCI Emerging Markets ex China Index (net dividends), and, accordingly, the Portfolio believes such securities are appropriately characterized as emerging market securities.

28. Comment.  With respect to the following statement under “Approved Markets,” please supplementally confirm how these would constitute Approved Market securities:

Securities of Approved Markets may include securities of companies that have characteristics and business relationships common to companies in other countries.

Response.  As required by Rule 35d-1 under the 1940 Act, the Registrant discloses in the Portfolio’s Prospectus the specific criteria used by the Portfolio to select Approved Market securities.  The disclosure referenced above is provided to clarify to investors that an Approved Market security may satisfy the criteria, but also be impacted by economic and market forces in other countries as well as in Approved Markets. The Advisor, however, will select only those companies that, in its view, have sufficiently strong exposure to economic and market forces in

U.S. Securities and Exchange Commission
September 21, 2021

Approved Markets that satisfy the criteria, which conforms with the SEC’s guidance in the Adopting Release for Rule 35d-1 that notes the securities should “expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company's name.”1

29. Comment.  To the extent applicable, please add risks specific to the particular types of derivatives that the Portfolio will invest in.

Response.  As noted above, the Portfolio does not intend to use foreign currency forward contracts as a principal investment strategy.  The Registrant supplementally confirms that the risks associated with futures contracts and options on futures contracts are appropriately disclosed in the Portfolio’s “Derivatives Risk.”

Redemption of Shares

30. Comment.  With respect to the “Redemption of Small Accounts” section, please supplementally confirm if the $500 amount includes accounts that fall below $500 due to investment losses.

 Response.  The Registrant supplementally confirms that the Registrant’s organizational documents permit automatic redemptions for accounts that fall below $500 for any reason.  The Registrant is mindful of its obligations under the federal securities laws to disclose the automatic redemption provision and will comply with the relevant SEC guidance and conditions in connection with any such redemptions.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

31. Comment.  Please clarify the following statement in the “Investment Limitation” section of the SAI:

In applying the investment limitation (8) described above, the Portfolio will consider the investments of other investment companies in which the Portfolio invests to the extent it has sufficient information about the holdings of such investment companies, if applicable.

 Response.  The Registrant has revised the sentence to clarify that, to the extent the Portfolio invests in other investment companies, it will consider the investments of such investment companies to the extent it has sufficient information about their holdings.

PART C

31. Comment.  Please file a securities opinion with respect to the Portfolio and consent of

1 Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001).

U.S. Securities and Exchange Commission
September 21, 2021

counsel as exhibits to the Part C.

 Response.  Counsel will provide a securities opinion for the Portfolio regarding the legality of the securities being registered, stating whether the securities will, when sold, be legally issued, fully paid, and non-assessable as an exhibit to the Part C filed with the 485(b) filing. The Registrant, however, is not aware of any legal requirement to provide an additional consent of counsel. Although the Registrant identifies Stradley, Ronon, Stevens & Young, LLP as the counsel of the Registrant in the Portfolio’s SAI, the Registrant has not stated that Stradley, Ronon, Stevens & Young, LLP has prepared or certified any disclosure contained in the Prospectus or SAI and, therefore, does not believe that Section 7 of the 1933 Act applies.

32. Comment.  Please supplementally confirm that the Articles of Incorporation do not have provisions regarding derivative actions, exclusive forum or waiver of jury trial.

 Response.  The Registrant supplementally confirms the Registrant’s Articles of Incorporation do not include such provisions.
* * * * * *
 Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner, Esq.
Vice President and Assistant Secretary
DFA Investment Dimensions Group Inc.